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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                     PURSUANT TO SECTION 14 (D) (4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                                  TRACOR, INC.
                           (NAME OF SUBJECT COMPANY)

                                  TRACOR, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   892349200
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               RUSSELL E. PAINTON
                           VICE PRESIDENT, SECRETARY
                              AND GENERAL COUNSEL
                                  TRACOR, INC.
                                6500 TRACOR LANE
                            AUSTIN, TEXAS 78725-2000
                                 (512) 926-2800
                              FAX: (512) 929-2257
   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE
        AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                WITH A COPY TO:

                              DARREL A. RICE, ESQ.
                        WINSTEAD SECHREST & MINICK P.C.
                             5400 RENAISSANCE TOWER
                                1201 ELM STREET
                              DALLAS, TEXAS 75270
                                 (214) 745-5255
                              FAX: (214) 745-5390

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ITEM 1. SECURITY AND SUBJECT COMPANY.

  The name of the subject company is Tracor, Inc., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 6500 Tracor Lane, Austin, Texas 78725-2000. The title of the class of equity securities to which this statement relates is the common stock, par value $.01 per share, of the Company (the "Common Stock"), together with the associated preferred stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement dated February 12, 1997 (the "Rights Agreement"), between the Company and Harris Trust and Savings Bank, as Rights Agent.

ITEM 2. TENDER OFFER OF THE BIDDER.

  This statement relates to a tender offer by GEC Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of GEC Incorporated, a Delaware corporation ("Parent"), a wholly-owned subsidiary of The General Electric Company, p.l.c., a public limited company organized under the laws of England and Wales ("GEC, p.l.c." ) (not affiliated with the U.S. based corporation with a similar name), disclosed in a Tender Offer Statement on Schedule 14D-1, dated April 27, 1998 (the "Schedule 14D-1"), to purchase all outstanding Shares, at a price of $40.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 27, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (which together, with any amendments or supplements thereto, collectively shall constitute the "Offer").

  The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 21, 1998 (the "Merger Agreement"), among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that as soon as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement, the Purchaser will be merged with and into the Company (the "Merger"), and the Company will continue as the surviving corporation (the "Surviving Corporation") and become a wholly owned subsidiary of Parent. A copy of the Merger Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.

  As set forth in the Schedule 14D-1, the principal executive offices of Purchaser and Parent are located at 5700 West Touhy Avenue, Niles, Illinois 60714-4690 (c/o NI Holdings Incorporated).

ITEM 3. IDENTITY AND BACKGROUND.

  (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

  (b) Each material contract, agreement, arrangement and understanding and actual or potential conflict of interest between the Company or its affiliates and: (i) its executive officers, directors or affiliates or (ii) Purchaser, its executive officers, directors or affiliates, is set forth below or described in the Company's information statement (the "Information Statement"), a copy of which is attached as Schedule I (which information is incorporated herein by reference).

THE MERGER AGREEMENT

  The summary of the Merger Agreement contained in pages 19 to 27 of the Offer to Purchase, which has been filed with the Securities and Exchange Commission (the "Commission") as an exhibit to the Schedule 14D-1, a copy of which is enclosed with this Schedule 14D-9, is incorporated herein by reference. Such summary should be read in its entirety for a more complete description of the terms and provisions of the Merger Agreement. A copy of the Merger Agreement has been filed as Exhibit 1 hereto and is incorporated herein by reference. The following is a summary of certain portions of the Merger Agreement which relate to arrangements among the Company, Purchaser, Parent and the Company's executive officers and directors and is qualified in its entirety by reference to the Merger Agreement.

  Board Representation and Management. The Merger Agreement provides that promptly upon the acceptance for payment of, and payment by Purchaser for, any Shares pursuant to the Offer, Purchaser shall be entitled to designate such number of directors on the Company's Board of Directors (the "Board") as will give Purchaser representation on the Board equal to at least the number of directors, rounded up to the next whole number, which is the product of (a) the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence) multiplied by (b) the percentage that (i) such number of Shares so accepted for payment and paid for by Purchaser plus the number of Shares otherwise owned by Purchaser or any other subsidiary of Parent bears to (ii) the number of Shares outstanding, and the Company shall, at such time, take all action necessary to cause Purchaser's designees to be so elected, by either obtaining the resignations of those incumbent directors designated by the Company or increasing the size of the Board, and causing Purchaser's designees to be elected. Purchaser's designees shall be divided among the classes of directors as necessary to comply with the requirements of the Company's bylaws. The Company's obligation to appoint Purchaser's designees to the Board is subject to Section 14 (f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which requires the Company to mail to its stockholders the Information Statement containing the information required by Section 14 (f) of the Exchange Act and Rule 14f-1 promulgated thereunder.

  The Merger Agreement also provides that prior to the effective time of the Merger (the "Effective Time"), the Board shall include at least three directors who are directors on the date of the Merger Agreement (the "Independent Directors"). In the event the number of Independent Directors shall be reduced below three for any reason whatsoever, any remaining Independent Directors (or, Independent Director, if there shall be only one remaining) shall be entitled to designate persons to fill such vacancies who shall be deemed to be Independent Directors for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors promptly shall designate three persons to fill such vacancies who shall not be officers, stockholders or affiliates of Parent or Purchaser, and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement.

  The Merger Agreement provides the directors of Purchaser immediately prior to the Effective Time shall be the directors of the Surviving Corporation following the Merger and such directors will hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation, in each case until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualify.

  Acquisition Proposals and Certain Matters Relating to Termination. The Merger Agreement permits the Company to furnish nonpublic information to, and participate in discussions and negotiations with, any third party that has submitted an unsolicited written takeover proposal constituting a Superior Proposal (as defined in the Merger Agreement) to the Company, if the Board determines in good faith, after consultation with its outside legal counsel, that failing to take such actions would result in a breach of the fiduciary duty of the Board to the stockholders of the Company under applicable law; provided, however, the Board may not terminate the Merger Agreement unless concurrently with such termination, the Company enters into an acquisition agreement in connection with a Superior Proposal. The termination provisions of the Merger Agreement, which were a condition to Parent's proposal, provide that Parent could be entitled to a fee of $40 million and reimbursement of Parent's actual and reasonably documented out-of-pocket expenses of up to $5 million if (x) Parent shall have terminated the Merger Agreement because the Board (1) has withdrawn, modified or changed its recommendation to the Company's stockholders or approval in respect of the Merger Agreement or the Offer in a manner adverse to Parent or Purchaser, (2) shall have recommended, approved or publicly proposed any Acquisition Proposal (as defined in the Merger Agreement) or (3) shall cause the company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement, or (y) the Company shall have terminated the Merger Agreement to allow the Company to enter into an agreement in respect of an Acquisition Proposal which the Board has determined is a Superior Proposal.

  Stock Options, Restricted Stock and Warrants. The Merger Agreement provides that, upon consummation of the Merger, all then outstanding options ("Company Stock Options") issued under any Company option plan (the "Company Option Plans") and all Shares subject to a vesting requirement granted to any Company

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

employee or director ("Restricted Stock") will be cancelled in exchange for a cash payment to the holder of a Company Stock Option or Restricted Stock award equal to (i) in the case of Company Stock Options, A times B, where A equals the difference between $40.00 and the per share exercise price of the holder's Company Stock Option and B equals the number of Shares subject to the holder's Company Stock Option and (ii) in the case of Restricted Stock, the number of shares of the holder's Restricted Stock times $40.00. Before the commencement of the Offer, the Company shall take all actions (including obtaining any and all consents from employees or directors) necessary to implement the provisions described in the immediately preceding sentence; provided, the Company may not provide additional compensation, benefits or other payments to holders of Company Stock Options or Restricted Stock as an inducement to consent to the provisions described in the immediately preceding sentence. Except as provided in the Merger Agreement or as otherwise agreed to by the parties (a) the Company Option Plans shall terminate as of the Effective Time and the provisions in any other plan, program or arrangement providing for the issuance or grant by the Company or any of its subsidiaries of any interest in respect of the capital stock of the Company or any of its subsidiaries shall be terminated as of the Effective Time, and (b) following the Effective Time no holder of Company Stock Options or Restricted Stock or any participant in such plans, programs or arrangements shall have any right thereunder to acquire any equity securities of the Company, the Surviving Corporation or any subsidiary thereof. The Company shall take all actions necessary to comply with the provisions of the Warrant Agreement dated as of December 20, 1991, between the Company and Ameritrust Company National Association, as Warrant Agent, so that upon exercise of the Warrants at any time on or after the Effective Time and payment of the exercise price, the holder thereof shall be entitled to receive, and the Warrants shall thereafter represent the right to receive, in lieu of Shares issuable upon such exercise prior to the Effective Time, cash in an amount per Share, equal to $40.00.

  As of March 31, 1998, the current directors and executive officers of the Company as a group held Company Stock Options granted under the 1991 Stock Plan for Employees of Tracor, Inc. and its Subsidiaries and the 1995 Stock Plan for Employees of Tracor, Inc. and its Subsidiaries to purchase an aggregate of 1,598,707 Shares at exercise prices ranging from $2.00 to $30.38 per Share. In all, options to purchase an aggregate of 2,305,757 Shares were outstanding at such date under the Company Option Plans. As of March 31, 1998, the directors and executive officers of the Company as a group held 6,000 shares of Restricted Stock.

  Employee Agreements. Pursuant to the Merger Agreement, all employment agreements, severance agreements, deferred compensation agreements and supplemental retirement agreements with employees of the Company and its subsidiaries that are listed on Section 7.10 of the Company's Disclosure Letter delivered to Purchaser pursuant to the Merger Agreement will be binding and enforceable obligations of the Surviving Corporation to the same extent as they were binding and enforceable obligations of the Company and its subsidiaries as of the date of the Merger, except as the parties thereto may otherwise agree.

  Each of the executive officers named in the Summary Compensation Table which appears in Schedule I hereto has executed employment agreements with the Company. All of the agreements provide for a termination date of December 31, 1999, or the first day of the year following the year in which the officer reaches his/her 65th birthday. The agreements also provide for automatic renewals unless terminated earlier by the officer or the Board.

  Among other things, the employment agreements assure the continuation of each such officer's base salary as of such date and his/her continued participation in the Company incentive and other welfare and benefit plans, as well as continuation of his/her then current level of job position and responsibilities, failing which such officer may terminate his/her employment with the Company and receive, as termination pay, stipulated amounts equal to up to two times such officer's base salary then in effect and other benefits. Under each employment agreement, the Company has the right to terminate an officer for cause, under which circumstances the officer would not be entitled to termination pay. Each agreement provides that upon termination the officer will not compete with the Company for a period of six months after the date of termination nor will the officer divulge confidential information or trade secrets to third parties.

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

  Employee Benefit Plans. Pursuant to the Merger Agreement, until at least December 31, 1998, Parent shall provide or cause to be provided, to all employees of the Company and its subsidiaries compensation, incentive pay and benefits substantially comparable in the aggregate to those provided to such employees by the Company and its subsidiaries as of the date on which the acceptance for payment and payment by Purchaser for Shares tendered pursuant to the Offer occurs (the "Offer Closing Date"). All employees of the Surviving Corporation and its subsidiaries on the Effective Time shall, from and after the Effective Time, be granted credit for vesting and eligibility purposes for all service with the predecessors of the Surviving Corporation and its subsidiaries. In addition, Parent has agreed to (i) waive any pre-existing condition exclusions and actively-at-work requirements, so long as the affected employee was not excluded from participation in a benefit plan of the Surviving Corporation or its subsidiaries by virtue of such pre-existing condition and to (ii) credit certain expenses incurred by employees of the Company or its subsidiaries for purposes of satisfying applicable deductible, coinsurance and out-of-pocket provisions of certain welfare plans maintained by the Surviving Corporation and its subsidiaries.

INDEMNIFICATION UNDER DELAWARE LAW, THE COMPANY'S CERTIFICATE OF INCORPORATION AND BYLAWS AND THE MERGER AGREEMENT

  The Company is a Delaware corporation. Reference is made to Section 145 of the Delaware General Corporation Law (the "DGCL"), which provides that a corporation may indemnify any person who was, is or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than by or in the right of such corporation), by reason of the fact such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to criminal proceedings, had no reasonable cause to believe his conduct was unlawful. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except no indemnification is permitted without approval from the Delaware Court of Chancery if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses that such officer or director actually and reasonably incurred.

  Reference is also made to Section 102(b)(7) of the DGCL, which enables a corporation in its certificate of incorporation to eliminate or limit the personal liability of a director to the corporation or its stockholders for violations of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions), or (iv) for any transaction from which a director derived an improper personal benefit.

  Article VII of the Restated Certificate of Incorporation of the Company (the "Certificate") provides for indemnification of the officers and directors of the Company to the fullest extent permitted by Section 145 of the DGCL.
Article VI of the Certificate provides that, except under certain circumstances (similar to those listed under Section 102(b)(7) of the DGCL described above), directors of the Company shall not be personally liable to the Company or its shareholders for monetary damages for breach of fiduciary duties as a director. Finally, Article VIII, Section 6 of the Company's Amended and Restated Bylaws (the "Bylaws") provides that the Company shall indemnify its directors, officers, employees and agents to the fullest extent permitted by Delaware law.

  The Merger Agreement contains various provisions governing the indemnification of present and former officers and directors of the Company and its subsidiaries. The Merger Agreement provides that, for a period of six years from the Offer Closing Date, the rights to indemnification for acts or omissions occurring prior to the

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Offer Closing Date currently afforded to such officers and directors in the certificates of incorporation and bylaws of the respective companies shall continue in full force and effect. Parent has agreed to cause to be maintained for a period of six years from the Offer Closing Date the Company's current directors' and officers' insurance and indemnification policy (the "D&O Insurance") and the current fiduciary liability insurance policy (the "Fiduciary Insurance") to the extent such insurance policies provide coverage for events occurring prior to the Effective Time. Parent has the option to substitute policies or financial guarantees which provide at least the same coverage and contain terms and conditions that are no less advantageous than those currently in effect. In the event that, during the six-year period described above, Parent is unable to obtain the D&O Insurance and the Fiduciary Insurance or such policies would cost in excess of $350,000 and $150,000, respectively, Parent is obligated to use all reasonable efforts to cause to be obtained as much D&O Insurance and Fiduciary Insurance as can be obtained for the remainder of such six-year period for an aggregate amount (including all amounts paid by the Company after April 21, 1998) not in excess of $350,000 and $150,000, respectively, on terms and conditions no less advantageous than those currently in effect. If any claim or claims are, subsequent to the Offer Closing Date and within six years from the Offer Closing Date, made in writing against any present or former director or officer of the Company based on the services of such person prior to the Offer Closing Date as a director or officer, the indemnification provisions described above shall continue in effect until the final disposition of all such claims.

STOCKHOLDER AGREEMENT

  The following is a summary of certain material provisions of the Stockholder Agreement, dated as of April 21, 1998, among Parent and Purchaser, on the one hand, and each member of the Board and certain members of the Company's management (the "Certain Stockholders"), on the other hand (the "Stockholder Agreement"). This summary does not purport to be complete and is qualified in its entirety by reference to the Stockholder Agreement which is filed herewith as Exhibit 2 and is incorporated herein by reference.

  Pursuant to the Stockholder Agreement, each of the Certain Stockholders has unconditionally agreed to tender into the Offer, and not to withdraw therefrom, the Shares set forth in the Stockholder Agreement with respect to each such Certain Stockholder, as such Shares may be adjusted by stock dividend, stock split, recapitalization, combination and exchange of Shares, merger, consolidation, reorganization or other change or transaction of or by the Company, together with Shares that may be acquired after April 21, 1998 by such Certain Stockholder, including Shares issuable upon the exercise of Company Stock Options or Warrants (collectively, the "Subject Shares"). In addition, each Certain Stockholder has granted to Purchaser an irrevocable option (the "Option") to purchase any or all Subject Shares owned by such Certain Stockholder and any or all Subject Shares for which any Company Stock Options and Warrants are then exercisable on the date the Option is exercised by Purchaser, in each case at a price per Share equal to $40.00.

  Each Certain Stockholder severally has agreed as follows: (a) such Certain Stockholder will not (i) sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option or other arrangement (including any profit sharing arrangement) or understanding with respect to the sale, transfer, pledge, assignment or other disposition of, such Certain Stockholder's Subject Shares to any person other than Purchaser or Purchaser's designee, (ii) enter into any voting arrangement, whether by proxy, voting agreement, voting trust, power-of-attorney or otherwise, with respect to such Certain Stockholder's Subject Shares or (iii) take any other action that would in any way restrict, limit or interfere with the performance of its obligations under the Stockholder Agreement or the transactions contemplated thereby; (b) solely in each Certain Stockholder's capacity as a stockholder of the Company (without respect to any Certain Stockholder's capacity as a director or officer of the Company), until the Merger is consummated or the Merger Agreement is terminated, such Certain Stockholder will not, nor will such Certain Stockholder permit any investment banker, financial adviser, attorney, accountant or other representative or agent of such Certain Stockholder to, directly or indirectly (i) solicit, initiate or encourage (including by way of furnishing information), or take any other action designed or reasonably likely to facilitate, any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any acquisition proposal or (ii) participate in any discussions or negotiations regarding any acquisition proposal; (c) at any meeting of stockholders of the Company called to vote upon the Merger and the Merger

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

Agreement or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to the Merger and the Merger Agreement is sought, such Certain Stockholder will vote (or cause to be voted) such Certain Stockholder's Subject Shares in favor of the Merger, the adoption by the Company of the Merger Agreement and the approval of the other transactions contemplated by the Merger Agreement; and (d) at any meeting of stockholders of the Company or at any adjournment thereof or in any other circumstances upon which such Certain Stockholder's vote, consent or other approval is sought, such Certain Stockholder will vote (or cause to be voted) such Certain Stockholder's Subject Shares against (i) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company or any other Acquisition Proposal (collectively, "Alternative Transactions") or (ii) any amendment of the Company's Certificate or Bylaws or other proposal or transaction involving the Company or any of its subsidiaries, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify the Offer, the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement (collectively, "Frustrating Transactions"). The Stockholder Agreement provides that each Certain Stockholder executed the Stockholder Agreement solely in his or her capacity as the beneficial owner of such Certain Stockholder's Subject Shares and nothing therein shall limit or affect any actions taken by a Certain Stockholder in his capacity as an officer or director of the Company or any subsidiary of the Company to the extent specifically permitted by the Merger Agreement.

  Under the Stockholder Agreement each Certain Stockholder has irrevocably granted to, and appointed, Mark Ronald and John Currier and any other individual who shall thereafter be designated by Parent, and each of them, such Certain Stockholder's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Certain Stockholder, to vote such Certain Stockholder's Subject Shares, or grant a consent or approval in respect of such Subject Shares, at any meeting of stockholders of the Company or at any adjournment thereof or in any other circumstances upon which their vote, consent or other approval is sought, in favor of the Merger, the adoption by the Company of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement and against any Alternative Transaction or Frustrating Transaction.

CONFIDENTIALITY AGREEMENT

  The following is a summary of certain material provisions of the Confidentiality Agreement, dated March 6, 1998, between the Company and GEC-Marconi, N.A., Inc. ("GEC Marconi") (the "Confidentiality Agreement"). This summary does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement which is filed herewith as Exhibit 3 and is incorporated herein by reference.

  The Confidentiality Agreement contains customary provisions pursuant to which, among other things, GEC-Marconi and the Company each agreed to keep confidential certain nonpublic, confidential or proprietary information furnished to it by the other relating to their respective businesses, subject to certain exceptions (the "Evaluation Materials"). Each of GEC-Marconi and the Company also agreed to use the Evaluation Materials solely for the purpose of evaluating a possible transaction involving the Company and GEC-Marconi and that, upon request, each would promptly either deliver or destroy the Evaluation Materials. GEC-Marconi additionally agreed for a period of one year from the date of the Confidentiality Agreement, without the prior approval of the Company's Board, it would not (i) acquire or make any proposal to acquire any securities or property of the Company, (ii) propose to enter into a merger or business combination involving the Company or purchase a material portion of the assets of the Company, (iii) make or participate in any solicitation of proxies to vote, or seek to advise or influence any person with respect to the voting of any securities of the Company, (iv) form, join, or participate in a "group" (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any voting securities of the Company, (v) otherwise act or seek to control or influence the management, the Board or policies of the Company,
(vi) disclose any intention, plan or arrangement inconsistent with the foregoing, or (vii) take any action which might require the Company to make a public announcement regarding the possibility of a business combination or merger. The foregoing restrictions would not apply in the event of an offer by a third party to acquire 20% or more of the Shares or an announcement by a third party of a proposal to merge with the Company, in either case, which has not been endorsed by the Board.

  The Merger Agreement provides that the provisions of the Confidentiality Agreement shall remain binding and in full force and effect and that the parties shall comply with, and shall cause their respective representatives to comply with all of their respective obligations under the Confidentiality Agreement until the Purchaser purchases a majority of the outstanding Shares pursuant to the Offer.

CERTAIN CONFLICTS

  The transactions contemplated by the Merger Agreement will constitute a "change in control" for purposes of certain Company executive compensation arrangements which include change of control provisions. Following is a description of certain of the benefit plans of the Company or its subsidiaries which provide coverage for a limited number of executive officers of the Company or its subsidiaries. The following descriptions do not purport to be complete and are qualified by reference to the copies of the plans attached hereto as Exhibits 4(a), 4(b) and 4(c) and which are incorporated herein by reference.

  Tracor Deferred Compensation Plan (effective December 1, 1996, as amended January 1, 1997). Certain of the Company's executives participate in the Tracor Deferred Compensation Plan (the "TDCP"). To the extent an employee defers compensation under the TDCP, he may be eligible for a matching contribution from the Company as well as participation in profit sharing through the TDCP. A contributing employee is immediately vested in any deferred contributions made by him, but vests over time in any matching contribution or profit sharing. In the event of a change in control of the Company, any matching contribution or profit sharing is immediately vested. In addition, the plan document provides there can be no merger, consolidation with, transfer, or sale of the assets or liabilities of the TDCP to any other plan unless the participants in the TDCP would have, following such event, accounts which are equal to or greater than the corresponding account had the TDCP been terminated immediately before such merger, consolidation, transfer or sale.

  GDE Systems, Inc. Deferred Compensation Plan (amended and restated effective as of April 1, 1994, and as subsequently amended). The GDE Systems, Inc. Deferred Compensation Plan (the "GDE DCP") provides specified benefits to a group of management, highly compensated employees and directors of GDE Systems, Inc. ("GDE") including the deferral of receipt of a portion of current income on a pre-tax basis and receiving an attractive, tax-deferred interest credit on such deferrals. A participant is always 100% vested in an elective deferral amount and vesting of any matching contribution is determined in GDE's sole discretion. According to the terms of the plan, GDE has the right to terminate the GDE DCP at any time. Prior to a change in control (as defined therein), GDE shall have the option to pay any benefits due in a lump sum or in monthly installments for up to 15 years, with interest credited during the installment period at specified rates. Following a change in control GDE must pay any benefits due in a lump sum upon termination of the GDE DCP. In addition, upon a change in control a participant's benefit in connection with a termination of employment following such change in control shall be computed at a rate greater than the normal interest rate.

  Amended and Restated Non-qualified Supplemental Retirement Benefit Plans. On March 13, 1998, the Company entered into Amended and Restated Non-qualified Supplemental Retirement Benefit Plans ("RBPs") with the following individuals:
James B. Skaggs, Robert K. Floyd, Russell E. Painton, John M. Rock III, Roger
W. Sadler, George R. Melton and K. Bruce Hamilton. The RBPs provide the Company will, in consideration of services previously rendered and to be rendered, pay to the named individuals and their respective spouses a Supplemental Retirement Benefit (the "Benefit") upon certain conditions. The Benefit under the RBPs is equal to (i) 50% of the average monthly eligible earnings (including compensation, deferred amounts, commissions and contributions to deferred compensation plans) from the Company for the 36 months immediately preceding the individual's termination of employment, less
(ii) the amount of monthly retirement income then payable to such individual under the Tracor Retirement Plan as a single life annuity. This amount is then multiplied by the "vested percentage" for such individual (equal to 20% per year for each year of full time employment subsequent to December 21, 1991), which is then multiplied by a fraction determined utilizing years of credited service. In the event of a merger or consolidation of the Company with any other corporation, or in the event of the sale of all or substantially all the assets of the Company, the successor entity will be required by the Company to assume all obligations of the Company under the RBPs. In addition, in any such event Messrs. Skaggs and Floyd may elect to receive their respective Benefits in a lump sum.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  (A) RECOMMENDATION OF THE BOARD.

  THE BOARD HAS UNANIMOUSLY APPROVED THE OFFER AND THE MERGER AND DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF THE COMPANY. THE BOARD UNANIMOUSLY RECOMMENDS THAT ALL HOLDERS OF SHARES ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

  (B) BACKGROUND; REASONS FOR THE RECOMMENDATION.

  The Company provides sophisticated electronic and information technology products, systems and services to the U.S. Department of Defense ("DOD"), other U.S. government agencies, foreign governments and commercial customers. Historically, a primary component of the Company's business strategy has been selected strategic acquisitions of companies with complementary business areas where significant consolidation and cost reduction opportunities exist. Until recently, this strategy has been aided by the consolidation of the defense industry and the availability of acquisition opportunities at reasonable prices. Since August 1993, the Company has made three substantial acquisitions and, as a result, has been able to establish a major presence, and substantially increase its revenues, in its markets serving a broad range of DOD and other government customers.

  Since the end of the Cold War, declining defense budgets and increasing pressures for cost reductions have precipitated a rapid consolidation in the defense industry. The needs of the Company's primary customer, the DOD, have changed significantly and, in the future, expenditures in the defense area are likely to be inhibited by the same factors. As a result of the rapid consolidation in the defense industry, the number of suitable potential acquisition candidates is dwindling while the cost of such potential acquisition candidates is significantly increasing. Consequently, the Company's opportunities for growth through acquisitions are under mounting pressure and have become increasingly less certain.

  The Company has also been faced with increased competition from larger competitors. In particular, there has been a trend toward vertical integration in the defense industry, with platform manufacturers integrating backward through the acquisition of defense electronics companies, a trend which the Company believes will continue and which could have the effect of placing the Company at a competitive disadvantage.

  During the past year, the Company made several bids for acquisition candidates, but in each case, the successful bidder was a larger company with greater available resources and which was able and willing to pay a premium for the acquisition significantly higher than the Company believed was economically justifiable or feasible, particularly in the case of a company of Tracor's size. As a result, the Company has been evaluating the changing nature of the defense industry and the effect of the consolidation on its strategy to continue maximizing shareholder value by growth through acquisitions.

  Over the past six months the Company identified twelve candidates, which it considered to constitute the universe of the most likely potential purchasers of the Company. In formulating this list of candidates the Company analyzed the factors it considered to be most important in evaluating the merits of a strategic partnership including the business fit, the strength of the candidate's balance sheet, impact on profit and loss, timing, other current priorities of the potential purchasers and the desire to enter into such a strategic partnership given stated business objectives and recent track records with other acquisitions. The Company requested BT Wolfensohn, a division of BT Alex. Brown Incorporated, to undertake a financial analysis of the candidates identified by management and, using the criteria previously articulated and the financial analysis prepared by BT Wolfensohn, management ranked the potential candidates. Based upon the financial analysis prepared by BT Wolfensohn and the Company's criteria, the Company's management believes that the Company identified and reviewed all of the companies in the United States and abroad with the ability and interest in pursuing a combination with the Company.

  The Company eliminated four of the twelve candidates as being unlikely candidates for entering into such a large transaction, given their existing commitments and the diversion of other recent major acquisitions. During February and March 1998, the Company and BT Wolfensohn contacted the remaining candidates identified by the Company. Three of the candidates notified the Company that they were not interested in pursuing a transaction with the Company. One company expressed an interest in further discussions at some later date, however, the preliminary valuation numbers suggested by such company would have resulted in a price per share that is less than the price per share offered by Purchaser. The Company held extensive meetings with the four remaining candidates, including GEC, p.l.c. None of the candidates, with the exception of GEC, p.l.c., were prepared to proceed on a basis which the Company believed would increase value for the Company's stockholders.

  On March 5, 1998, Mr. James B. Skaggs met with Mr. Mark Ronald, President and Chief Executive Officer of GEC Marconi. At the meeting, Mr. Skaggs and Mr. Ronald exchanged information regarding the Company and Parent. On March 11, 1998, representatives of the Company met with GEC Marconi and its financial advisor, Morgan Stanley, on a confidential basis, and on March 12, 1998, the Company's representatives again met with GEC Marconi and Morgan Stanley. A follow-up meeting was held with GEC Marconi on March 17, 1998. From March 17, 1998, through March 24, 1998, negotiations between representatives of Morgan Stanley and BT Wolfensohn took place concerning the purchase price. On March 25, 1998, the Company received a preliminary, non-binding indication of interest from GEC, p.l.c. setting forth the terms and conditions upon which GEC, p.l.c. or a U.S. affiliate would consider purchasing the Company and requesting a 21-day exclusivity period.

  On March 28, 1998, the Board reviewed GEC, p.l.c.'s expression of interest at a board meeting attended by representatives of the Company's outside legal counsel, Winstead Sechrest & Minick P.C. and BT Wolfensohn. Information was presented regarding, among other things, certain background information, legal considerations and certain regulatory issues relating to the Company's classified business. The Board also discussed the steps the Company had previously taken to identify and evaluate potential purchasers, contacts with other potential purchasers, as well as information about GEC, p.l.c. and its expression of interest. BT Wolfensohn presented a preliminary valuation analysis of the Company. The Board unanimously agreed that the Company should proceed with the merger discussions with GEC, p.l.c. and tentatively concluded that any transaction of this nature should be structured as a cash tender offer followed by a merger. The Board did not grant the exclusivity period requested by GEC, p.l.c. However, the Company did not conduct any further discussions with other potential acquirers. The Board authorized the retention of BT Wolfensohn as the Company's financial advisor in connection with the proposed Merger.

  Commencing in late March, 1998 members of GEC Marconi's management met with members of the Company's management to review various information relating to the Company and to conduct a detailed due diligence review of the Company's three business sectors. In addition, during this period, legal representatives of each company and various outside financial and accounting advisors of Parent and the Company conducted legal, financial and accounting due diligence and negotiated the terms of the proposed Merger and the Merger Agreement.

  On April 16, 1998, the Board considered the proposed Merger. Representatives of Winstead Sechrest & Minick P.C. and BT Wolfensohn were present. Information was presented regarding, among other things, the status of the proposed Merger, legal considerations relating thereto, and terms of the proposed Merger. The Board discussed the draft Merger Agreement, the proposed Merger and the Company's alternatives.

  On April 21, 1998, the Board further considered the proposed Merger. Further information was presented to the directors, including presentations by representatives of BT Wolfensohn relating to financial considerations with respect to the proposed Merger and Winstead Sechrest & Minick relating to legal considerations with respect to the proposed Merger. Representatives of BT Wolfensohn then delivered their opinion as of that date and subject to the assumptions and other matters set forth in the opinion, as to the fairness, from a financial point of view, to the Company's stockholders of the $40 per Share cash consideration in the Offer and Merger.

  After discussion and further analysis, the Board unanimously approved the Offer and the Merger for the reasons described hereafter, and unanimously recommended that the Company's stockholders accept the Offer and tender their shares pursuant thereto. With respect to the Merger, the Board unanimously recommended that, if a stockholder vote is required by applicable law, the stockholders of the Company vote in favor of approval and adoption of the Merger Agreement and the Merger.

  Also, on April 21, 1998, the Company was informed that GEC, p.l.c.'s Board of Directors had unanimously approved the Merger. The parties then executed the Merger Agreement and the Stockholder Agreement and publicly announced the transaction.

  On April 27, 1998, Purchaser commenced the Offer.

  In approving the Merger Agreement and the transactions contemplated thereby and recommending that all holders of Shares tender such Shares pursuant to the Offer, the Board considered a number of factors, including:

    (i) the familiarity of the Board with the business, results of operations, properties and financial condition of the Company and the nature of the defense industry, based, in part, upon presentations by the management of the Company, including the prospects if the Company were to remain independent, and the presentations by BT Wolfensohn;

    (ii) the effect of recent mergers and consolidations in the defense industry on the competitive nature of the industry;

    (iii) the terms of the Merger Agreement, including (x) the proposed structure of the Offer and the Merger involving an immediate cash tender offer for all outstanding Shares to be followed by a merger for the same consideration, thereby enabling stockholders to obtain cash for their Shares at the earliest possible time and (y) the fact that financing is not a condition to the Offer and Merger;

    (iv) that the discussions with a number of unrelated parties, although preliminary in nature, indicated that a per Share cash price of $40 was at the upper end of the range at which a transaction was likely to be consummated;

    (v) that the $40 per Share Offer Price represents (x) a premium of approximately 10% over the closing price for the Shares on April 20, 1998, the last trading day prior to the public announcement of the execution of the Merger Agreement and a premium of approximately 22% and 29% over the average closing price for the Shares for the 20 and 60 trading days, respectively, ending on April 20, 1998 and (y) a price higher than the Shares have ever traded;

    (vi) the presentations by BT Wolfensohn at the March 28, April 16 and April 21, 1998 Board meetings and the opinion of BT Wolfensohn dated as of April 21, 1998, to the effect that, as of such date and based upon and subject to the matters reviewed with the Board, the $40 per Share cash consideration to be received by the holders of the Shares pursuant to the Offer and the Merger is fair from a financial point of view to such holders. A copy of the opinion of BT Wolfensohn, which sets forth the factors considered and the assumptions made by BT Wolfensohn, is attached hereto as Exhibit 5 and incorporated herein by reference. STOCKHOLDERS ARE URGED TO READ THE OPINION OF BT WOLFENSOHN CAREFULLY IN ITS ENTIRETY;

    (vii) that GEC, p.l.c. had requested in connection with its negotiations with the Company that led to the Merger Agreement that the Company not solicit possible acquisition interest from third parties, and that no such solicitation would be undertaken for a period of two weeks subsequent to commencing such negotiations. In determining that this was an appropriate course of action, the Board considered (w) the results of the Company's contact with other potential acquirers, (x) the uncertainties and potential adverse impact that a "public" auction of the Company could have on the business, employees and prospects of the Company, including its relationships with customers and other third parties, (y) its belief, after considering the presentations of its financial advisors, that the price per Share in the Offer and Merger was sufficiently attractive so that it did not feel compelled to seek other offers prior to executing the Merger Agreement, and (z) the terms of the Merger Agreement, which permit the Company, under certain circumstances, to participate in discussions and negotiations with third parties and to enter into a Third Party Acquisition (as defined in the Merger Agreement). The Board, after considering the presentations of its financial advisors, did not believe that the termination provisions referred to below would deter a higher offer.

  The Board did not assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Board viewed its position and recommendation as being based on the totality of the information presented to and considered by it.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  BT Wolfensohn was retained, pursuant to the terms of a letter agreement, dated March 11, 1998, to assist the Company in identifying and evaluating potential acquisition candidates and to render an opinion letter as to the consideration to be received by the Company's stockholders pursuant to the terms of the Merger Agreement from a financial point of view. The Company agreed to pay BT Wolfensohn a fee of $500,000 in the event a definitive agreement was executed and the Company requested an opinion from BT Wolfensohn, plus, in the event a transaction is consummated with one of three identified candidates, of which Parent is one, an additional fee of $4,250,000 payable at closing. In the event the transaction is not consummated and the Company receives a break-up fee or other similar termination fee, the Company has agreed to pay BT Wolfensohn a fee equal to 20% of such termination fee when it is received by the Company. The Company has also agreed to reimburse BT Wolfensohn for its reasonable out-of-pocket expenses, including fees of its legal counsel and other advisors who may be retained with the Company's consent, and to indemnify BT Wolfensohn for certain liabilities arising out of or in connection with BT Wolfensohn's engagement.

  BT Wolfensohn and/or its affiliates have provided certain investment banking, underwriting, financial advisory and other services to the Company and its affiliates from time to time for which it has received customary compensation. In the ordinary course of its business, affiliates of BT Wolfensohn may from time to time effect transactions and hold positions in securities of the Company.

  Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer or the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

  (a) No transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

  (b) To the best knowledge of the Company, all of its executive officers, directors, affiliates and subsidiaries currently intend to tender pursuant to the Offer all Shares held of record or beneficially owned by them (other than Shares issuable upon exercise of Company Stock Options and Shares, if any, which if tendered could cause such persons to incur liability under the provisions of Section 16(b) of the Exchange Act) or to vote such Shares in favor of approval and adoption of the Merger Agreement. Certain stockholders of the Company, including all of the directors, K. Bruce Hamilton, Barry G. Campbell, George R. Melton and Terry A. Straeter, have entered into a Stockholder Agreement with Parent and Purchaser, pursuant to which each Certain Stockholder has agreed, among other things, to tender all of such Certain Stockholder's Subject Shares in the Offer and to vote such Subject Shares in favor of the Merger.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY.

  (a) Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) Except as set forth in this Schedule 14D-9, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

  (a) Rights Agreement

  Pursuant to the Merger Agreement, the Company has taken all action (including, if necessary, redeeming all of the outstanding rights issued pursuant to the Rights Agreement or amending or terminating the Rights Agreement) so the execution, delivery and performance of the Merger Agreement and the Stockholder Agreement and the consummation of the Merger and the other transactions contemplated or permitted by the Merger Agreement and the Stockholder Agreement will not result in the grant of any rights to any person under the Rights Agreement or enable or require any outstanding rights to be exercised, distributed or triggered. In addition, the Merger Agreement provides the Board shall not take any action to amend the Rights Agreement, except as described above, and shall not take any action with respect to, or make any determination under, the Rights Agreement.

  The Company and Harris Trust and Savings Bank, as Rights Agent, executed the First Amendment to the Rights Agreement on April 24, 1998 (the "First Amendement"), a copy of which is filed herewith as Exhibit 6 and is incorporated herein by reference. The First Amendment exempts the transactions contemplated or permitted by the Merger Agreement and the Stockholder Agreement from the provisions of the Rights Agreement which would otherwise trigger the distribution of Rights thereunder.

  (b) Delaware General Corporation Law 203 and State Takeover Statutes

  Section 203 of the Delaware General Corporation Law ("DGCL") provides that a corporation organized under Delaware law, such as the Company, shall not engage in a business combination with a stockholder beneficially owning 15% or more of the outstanding voting stock of such corporation (an "Interested Stockholder") for a period of three years following the date such stockholder first becomes an Interested Stockholder unless (i) prior to the date the stockholder first becomes an Interested Stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an Interested Stockholder, (ii) upon becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, or (iii) on or subsequent to the date the stockholder becomes an Interested Stockholder, the business combination is approved by the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the Interested Stockholder. The Company's Board has approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and, therefore, Section 203 of the DGCL is inapplicable to the Offer and the Merger.

  Pursuant to the Merger Agreement, the Company has agreed to take all steps necessary to ensure that no other state takeover statute or similar law or regulation becomes applicable to the Merger Agreement or the Stockholder Agreement and if any state takeover statute or similar law or regulation becomes applicable to the Merger Agreement or the Stockholder Agreement, to ensure the Offer, the Merger and the other transactions contemplated by the Merger Agreement or the Stockholder Agreement may be consummated as promptly as practicable on the terms set forth in the Merger Agreement and the Stockholder Agreement and otherwise to minimize the effect of such law or regulation on the Offer, the Merger and the other transactions contemplated thereby.

  (c) Information Statement

  The Information Statement attached hereto as Schedule I hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's stockholders.

  (d) Certain Regulatory Matters-Exon Florio

  Consummation of the Merger is conditioned upon certain matters relating to the Exon-Florio Act, which grants to the President of the United States the authority to review any business combination that could result in foreign control over persons engaged in interstate commerce in the United States. The Exon-Florio Act is administered by the Committee on Foreign Investment in the United States ("CFIUS"), which has the authority to review whether a proposed acquisition by a foreign investor poses a threat to national security and to recommend to the President whether such a proposed acquisition should be blocked. Under the Merger Agreement, Parent and Purchaser are not obligated to effect the Merger unless the period of time for any applicable review by CFIUS has expired, and CFIUS has not taken any action or made any recommendation to the President to block or prevent consummation of the Offer or the Merger.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

  Exhibit 1    Agreement and Plan of Merger dated as of April 21, 1998, by and among GEC Incorporated, GEC Acquisition Corp. and Tracor, Inc.
  Exhibit 2    Stockholder Agreement dated as of April 21, 1998, by and among
               GEC Incorporated, GEC Acquisition Corp., each member of Tracor,
               Inc.'s Board of Directors and certain members of Tracor, Inc.'s management.
  Exhibit 3    Confidentiality Agreement dated March 6, 1998, by and between
               Tracor, Inc. and GEC Marconi, N.A., Inc.
  Exhibit 4(a) Tracor Deferred Compensation Plan.
  Exhibit 4(b) GDE Systems, Inc. Deferred Compensation Plan.
  Exhibit 4(c) Form of Amended and Restated Non-Qualified Supplemental
               Retirement Benefit Plan.
 *Exhibit 5    Opinion of BT Wolfensohn, dated April 21, 1998.
  Exhibit 6    First Amendment to Rights Agreement dated as of April 24, 1998, by and between Tracor, Inc. and Harris Trust and Savings Bank as
               Rights Agent.
 *Exhibit 7    Letter to Stockholders of James B. Skaggs, dated April 27, 1998.
 *Exhibit 8    Joint Press Release issued by GEC, p.l.c. and Tracor, Inc., dated April 27, 1998.
 *Exhibit 9    Press Release issued by Tracor, Inc., dated April 27, 1998.
 *Schedule I   Information Statement of the Company.

--------
*Included in copies of the Schedule 14D-9 mailed to shareholders.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 27, 1998

                                                 /s/ Russell E. Painton
                                          By___________________________________
                                            Russell E. Painton
                                            Vice President, Secretary and
                                            General counsel

                                                                     SCHEDULE I

                                 TRACOR, INC.
                               6500 TRACOR LANE
                           AUSTIN, TEXAS 78725-2000

                       INFORMATION STATEMENT PURSUANT TO
             SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

  This Information Statement is being mailed on or about April 27, 1998 as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Tracor, Inc. (the "Company") to the holders of record of shares of Common Stock, par value $.01 per share, of the Company (the "Shares") at the close of business on or about April 21, 1998. You are receiving this Information Statement in connection with the possible election of persons designated by Purchaser (as defined below) to a majority of the seats on the Board of Directors of the Company.

  On April 21, 1998, the Company, GEC Acquisition Corp., a Delaware corporation ("Purchaser"), and GEC Incorporated, a Delaware corporation ("Parent"), entered into an Agreement and Plan of Merger (the "Merger Agreement") in accordance with the terms and subject to the conditions of which (i) Parent will cause Purchaser to commence a tender offer (the "Offer") for all the issued and outstanding shares of Company Common Stock, including the associated preferred stock purchase rights (the "Rights"), at a price per Share of $40.00 net to the seller in cash, and (ii) following consummation of the Offer and subject to certain conditions, Purchaser will merge with and into the Company (the "Merger"). As a result of the Offer and the Merger, the Company will become a wholly owned subsidiary of Parent.

  The Merger Agreement requires the Company to take all actions necessary to cause Purchaser's designees to be elected to the Board of Directors of the Company (the "Board") under the circumstances described therein. See Section
2.4 of the Merger Agreement-- "Composition of the Board of Directors; Section 14(f)."

  You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings set forth in the
Schedule 14D-9.

  Pursuant to the Merger Agreement, Purchaser commenced the Offer on April 27, 1998. The Offer is scheduled to expire at 12:00 midnight, New York City time, on Friday, May 22, 1998, unless the Offer is extended.

  The information contained in this Information Statement concerning Parent, Purchaser and Purchaser's designees has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

GENERAL

  The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of April 6, 1998, there were 25,206,204 Shares outstanding, 2,452,016 Shares authorized for issuance pursuant to the exercise of outstanding stock options and 975,195 Shares authorized for issuance pursuant to the exercise of outstanding Series A Warrants. The Board is divided into three classes and currently consists of seven members, of whom three have terms of office expiring in 1999, two have terms of office expiring in 2000 and two have terms of office expiring in 2001. At each annual meeting of stockholders, directors constituting one class are elected for three year terms. Under the Company's current Bylaws, the number of directors is fixed from time to time by resolution of the Board.

RIGHT TO DESIGNATE DIRECTORS; PURCHASER'S DESIGNEES

  The Merger Agreement provides promptly upon the acceptance for payment of, and payment by Purchaser for, any Shares pursuant to the Offer, Purchaser shall be entitled to designate such number of directors on the Board as will give Purchaser representation on the Board equal to at least that number of directors, rounded up to the next whole number, which is the product of (a) the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence) multiplied by (b) the percentage that (i) such number of Shares so accepted for payment and paid for by Purchaser plus the number of Shares otherwise owned by Purchaser or any other subsidiary of Parent bears to (ii) the number of such Shares outstanding, and the Company shall, at such time, cause Purchaser's designees to be so elected; provided, however, that in the event Purchaser's designees are appointed or elected to the Board, until the effective time of the Merger (the "Effective Time") the Board shall have at least three directors who are directors on the date of the Merger Agreement (the "Independent Directors"); and provided further that, in such event, if the number of Independent Directors shall be reduced below three for any reason whatsoever, any remaining Independent Directors (or Independent Director, if there shall be only one remaining) shall be entitled to designate persons to fill such vacancies who shall be deemed to be Independent Directors for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors shall promptly designate three persons to fill such vacancies who shall not be officers, stockholders or affiliates of Parent or Purchaser, and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement. Subject to applicable law, the Company shall take all action requested by Parent necessary to effect any such election. Purchaser's designees shall be divided between the classes of directors as necessary to comply with the requirements of the Company's bylaws. In connection with the foregoing, the Company shall promptly, at the option of Purchaser, either increase the size of the Board or obtain the resignation of such number of its current directors as is necessary to enable Purchaser's designees to be elected or appointed to the Board as provided above.

  It is expected Purchaser's designees may assume office at any time following the purchase by Purchaser of Shares pursuant to the Offer, which purchase cannot be earlier than May 25, 1998, and that, upon assuming office, Purchaser's designees will thereafter constitute at least a majority of the Board.

PURCHASER'S DESIGNEES

  None of Purchaser's designees currently is a director of, or holds any position with, the Company. To the best of Parent's and Purchaser's knowledge, except as set forth in the Offer to Purchase, none of Purchaser's designees or any of their associates beneficially owns any equity securities or rights to acquire equity securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the "Commission"). Purchaser has informed the Company that each of Purchaser's designees listed below has consented to act as a director. Each person is a citizen of the United States and, unless otherwise noted, the business address of each of Purchaser's designees is c/o GEC Marconi, N.A., Inc., 164 Totowa Road, P.O. Box 975, Wayne, New Jersey 07474-0975. The following is certain biographical information pertaining to each of Purchaser's designees:

                                     PRINCIPAL OCCUPATION OR EMPLOYMENT AND
           NAME             AGE                  DIRECTORSHIPS
           ----             ---      --------------------------------------
John A. Currier............  56 Vice President and Secretary of GEC Acquisition
                                Corp. (April 1998 to present); Director, Vice
                                President of Contracts and Compliance, Secretary
                                and General Counsel of GEC Marconi, N.A., Inc.
                                (August 1997 to present); Director and Vice
                                President of Hazeltine Corporation (June 1996 to
                                April 1998); Director, Vice President, Secretary
                                and General Counsel of GEC Marconi Hazeltine
                                Corporation (March 1990 to present); Director of
                                Chilton Memorial Hospital Foundation (1993 to
                                present).
Jack J. Sweet..............  56 Vice President-Human Resources of GEC Marconi,
                                N.A., Inc. (April 1997 to present); Vice
                                President of Human Resources of GEC Marconi
                                Hazeltine Corporation (June 1996 to March 1997);
                                Vice President of Human Resources for GEC-MESC
                                (September 1990 to July 1996).
Peter V. Price.............  40 Vice President-Finance and Chief Financial
                                Officer of GEC Marconi, N.A., Inc. (January 1998
                                to present); Director and Vice President-Finance
                                of GEC Marconi Hazeltine Corporation (1998 to
                                present); Senior Vice President-Finance and
                                Contracts and Acting Division President of
                                Lockheed-Martin Tactical Defense Systems
                                (formerly Loral Corporation) (1994 to 1997);
                                Vice President-Finance of Lockheed-Martin Conic
                                (1992 to 1994).
Mark H. Ronald.............  56 Director of Canadian Marconi Company (February
                                1998 to present); President of GEC Acquisition
                                Corp. (April 1998 to present); Director,
                                President and Chief Executive Officer of GEC
                                Marconi, N.A., Inc. (August 1997 to present);
                                Director, President and Chief Executive officer
                                of GEC Marconi Hazeltine Corporation (June 1993
                                to present); President and Chief Executive
                                Officer of GEC Marconi Electronic Systems
                                Corporation (1993 to present); Director,
                                President and Chief Executive Officer of
                                Hazeltine Corporation (July 1996 to April 15,
                                1998); Director, President and Chief Operating
                                Officer of AEL Industries, Inc. (1985 to June
                                1993).

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

  There are currently seven positions on the Company's Board, consisting of two Class I positions, two Class II positions and three Class III positions. Each director is elected for a term of three years, with the Class III directors holding office until the 1999 annual meeting of stockholders, the Class I directors holding office until the 2000 annual meeting of stockholders and the Class II directors holding office until the 2001 annual meeting of stockholders. In addition, all directors hold office until their respective successors have been duly elected and qualified or until their earlier resignation or removal.

  Set forth below are the name, age, present principal occupation or employment and five-year employment history of each of the current directors of the Company as well as the executive officers of the Company. The business address of each such person is c/o Tracor, Inc., 6500 Tracor Lane, Austin, Texas 78725-2000. Each individual listed below is a citizen of the United States.

                                                                        DIRECTOR
          NAME           AGE        POSITION(S) WITH THE COMPANY         SINCE
          ----           ---        ----------------------------        --------
James B. Skaggs.........  60 President, Chief Executive Officer,        1991
                              Director, Chairman of the Board
Lt. Gen. Thomas P.        67 Director                                   1994
 Stafford USAF (ret.)...
William E. Conway, Jr...  48 Director                                   1995
Dr. Julian Davidson.....  70 Director                                   1991
Anthony Grillo..........  42 Director                                   1991
Bob Marbut..............  62 Director                                   1991
Elvis L. Mason..........  64 Director                                   1991
Robert K. Floyd.........  61 Vice President and Chief Financial Officer N/A
Barry G. Campbell.......  56 Vice President; Chief Executive Officer of N/A
                              Tracor Systems Technologies, Inc.
K. Bruce Hamilton.......  56 Vice President; President of Tracor        N/A
                              Systems Technologies, Inc.
George R. Melton........  51 Vice President; President of Tracor        N/A
                              Aerospace, Inc.
Dr. Terry A. Straeter...  55 Vice President; President of GDE Systems,  N/A
                              Inc.
Woody Endsley...........  45 Vice President and Treasurer               N/A
Robert J. Fitch.........  49 Vice President--Government Relations       N/A
Russell E. Painton......  57 Vice President, General Counsel and        N/A
                              Corporate Secretary
John M. Rock, III.......  58 Vice President--Technology and Information N/A
                              Systems
Roger W. Sadler.........  60 Vice President--Business Development       N/A
Kathy Thompson..........  50 Vice President--Human Resources            N/A

  Mr. Skaggs has been President and Chief Executive Officer of the Company since 1991. Mr. Skaggs served as President, Chief Executive Officer, and a Director of Westmark Systems, Inc. from March 1990 through December 1991, and is currently a director of Alamo Group Inc. Mr. Skaggs' term expires in 2001.

  Lt. Gen. Stafford is a member of the Audit/Ethics Committee. He is a former astronaut and a co-founder of the technical consulting firm of Stafford, Burke and Hecker, Inc. (1983). He serves on the Boards of Directors of AlliedSignal Corporation (March 1981 to present); CMI, Inc. (1983 to present); Seagate Technologies, Inc. (March 1988 to present); Tremont, Inc. (October 1990 to present); and Wheelabrator Technologies, Inc. (September 1987 to present), all of which are listed on the New York Stock Exchange. He also serves on the boards of Timet, Inc. (April 1996 to present) and Cycomm International (October 1996 to present), listed, respectively, on Nasdaq and the American Stock Exchange. Lt. Gen. Stafford's term expires in 2001.

  Mr. Conway is a member of the Audit/Ethics Committee. He joined The Carlyle Group in August 1987 and is a managing director. He serves on the Boards of Directors of GTS Duratek, Inc. (January 1995 to present); Howmet International, Inc. (December 1995 to present); and Nextel Communications, Inc. (February 1997 to present). He also serves on the boards of several private companies in which The Carlyle Group has invested. Prior to the Company's acquisition of GDE Systems, Inc. ("GDE"), he served as Chairman of the Board of GDE. Mr. Conway's term expires in 2000.

  Dr. Davidson is Chairman of the Compensation/Stock Option Committee. He has been President and Chief Executive Officer of Davidson Enterprises, LLC, a commercial and defense consulting firm since April 1, 1996. Before that, he was a Senior Vice President of Booz, Allen and Hamilton from May 1984 to April 1996. He also serves as a director on the boards of several privately held companies. Dr. Davidson's term expires in 1999.

  Mr. Grillo is Chairman of the Audit/Ethics Committee. He has been a Senior Managing Director of The Blackstone Group, L.P., an investment banking firm since May 1991. Mr. Grillo currently serves as a member of the Board of Directors of Littelfuse, Inc. (November 1991 to present), a former affiliate of the Company's predecessor, as well as a member of the boards of People's Choice TV; Bar Technologies, Inc.; and The Academy of Political Science. Mr. Grillo's term expires in 1999.

  Mr. Marbut is a member of the Compensation/Stock Option Committee. He is Chairman and Co-Chief Executive Officer of Hearst-Argyle Television, Inc., a Nasdaq-traded television station group which was created in the merger of Hearst Broadcasting and Argyle Television, Inc. in August 1997. Previously, he was Co-Founder, Chairman, and Chief Executive Officer of Argyle Television since its inception in 1994. He also founded Argyle Television Holding, Inc. in 1993, a television station group for which he served as Chairman and Chief Executive Officer until it was sold in April 1995. He is also Chairman and Chief Executive Officer of Argyle Communications, Inc. (founded in January
1992), which is the managing general partner of Argyle Communications Partners, L.P., a limited partnership involved in the acquisition and operation of television stations, and successor to The Argyle Group, of which he had been Chairman and Chief Executive Officer since January 1992. He serves on the Boards of Directors of Tupperware Corporation (1996 to present); Ultramar Diamond Shamrock, Inc. (December 1996 to present); Hearst-Argyle Television, Inc. (August 1997 to present); and Argyle Communications, Inc. (January 1992 to present). Mr. Marbut's term expires in 2000.

  Mr. Mason is a member of the Compensation/Stock Option Committee. Since August 1984, he has served as Managing Partner of Mason Best Company, L.P. ("Mason Best"), a merchant banking firm, and on the boards of several privately held companies in which Mason Best was a significant shareholder. He also has served, since December 1991, as a Director and, since February 1992, as Chairman of the Board and Chief Executive Officer of San Jacinto Holdings, parent company of Safeguard Business Systems, Inc., a supplier of office management products and services for small businesses. Mr. Mason became Chairman and Chief Executive Officer of Safeguard Business Systems, Inc. in August 1997. Mr. Mason also serves as a Director of United Meridian Corporation. Mr. Mason's term expires in 1999.

  Mr. Floyd has been Vice President and Chief Financial Officer of the Company since December 1990.

  Mr. Campbell has been Chief Executive Officer of Tracor Systems
Technologies, Inc. since December 1997. Prior to that, he was Vice President of the Company and President and Chief Executive Officer of Vitro Corporation since October 1993. He has held various positions with Vitro Corporation since 1970.

  Mr. Hamilton has been President of Tracor Systems Technologies, Inc. since December 1997. Prior to that, he was Vice President of the Company and President of Tracor Applied Sciences, Inc. since 1989.

  Mr. Melton has been Vice President of the Company since March 1990 and President of Tracor Aerospace, Inc. since September 1990.

  Dr. Straeter has been Vice President of the Company since December 1994 and President and Chief Executive Officer of GDE since November 1992. From February 1991 until November 1992, he served as Corporate Vice President and General Manager of the Electronics Division of General Dynamics Corporation.

  Mr. Endsley has been Vice President and Treasurer of the Company since April 1991. He served as Corporate Controller of the Company from January 1988 through April 1991.

  Mr. Fitch has been Vice President-Government Relations since August 1995. From April 1993 to July 1995, he served as Vice President, Corporate Strategic Development for GDE. Between 1984 and 1993, he was the senior staff member of the Program and Budget Authorization staff of the House Permanent Select Committee on Intelligence.

  Mr. Painton has been Vice President and General Counsel of the Company since April 1983. He has also been Secretary of the Company since January 1991.

  Mr. Rock has been Vice President-Technology and Information Systems of the Company since September 1991. From January 1990 through September 1991, he was President of Eagle GT, Inc.

  Mr. Sadler has been Vice President-Business Development of the Company since August 1991. From 1988 through August 1991, he worked as a private consultant.

  Ms. Thompson has been Vice President-Human Resources of the Company since October 1996.

               MEETINGS OF THE BOARD OF DIRECTORS AND COMMITTEES

  The Company has three classes of directors serving staggered three-year terms. Class I and Class II each currently consists of two directors and Class III consists of three directors. The terms of Class I, Class II and Class III directors expire on the date of the Annual Meeting in 2000, 2001 and 1999, respectively. The Board met five times during 1997. Each director attended more than 75% of the aggregate of (a) the total number of meetings of the Board held during 1997 and (b) the total number of meetings held by all committees of the Board on which each served.

  The following committees constitute the standing committees of the Board:

  (i) The Audit/Ethics Committee (the "Audit Committee"), which met twice in 1997. The duties of the Audit Committee are to:

    a. recommend to the Board a firm of independent auditors to perform the audit of the annual financial statements of the Company;

    b. review with the independent auditors and with financial management the proposed scope of the annual audit, past audit experience, the Company's internal audit program, recently completed internal audits, and other matters bearing upon the scope of the audit;

    c. review with the independent auditors and with financial management significant matters revealed in the course of the audit of the annual financial statements of the Company;

    d. review on an annual basis whether the Company's ethics policies have been communicated by the Company to all key employees of the Company and its subsidiaries;

    e. review with financial management any suggestions and recommendations of the independent auditors of the Company;

    f. meet on a regular basis with a representative or representatives of the Internal Audit Department of the Company and to review the Internal Audit Department's Reports of Operations; and

    g. report its activities and actions to the Board at least once each fiscal year.

  The Audit Committee consists of Anthony Grillo, William E. Conway and Thomas
P. Stafford. The Chairman of the Audit Committee is Anthony Grillo.

  (ii) The Compensation/Stock Option Committee (the "Compensation Committee") which met five times in 1997. The duties of the Compensation Committee are to:

    a. administer the Company's stock option plans;

    b. recommend policies dealing with compensation, position evaluations, and personnel engagements, transfers, and terminations, including the Company's annual incentive program;

    c. review and recommend major compensation plans;

    d. recommend the Company's management development programs and procedures;

    e. approve and recommend to the Board compensation for corporate officers; and

    f. review the administration of the Company's Retirement Plan.

  Members of the Compensation Committee are Julian Davidson, Bob Marbut and Elvis L. Mason. Julian Davidson is the Chairman of the Compensation Committee.

                       OWNERSHIP OF COMPANY COMMON STOCK

  The following tables set forth as of April 6, 1998, certain information known to the Company with respect to the beneficial ownership (as defined in the rules of the Commission) of Shares by all directors; the Chief Executive Officer and the other executive officers named on the Summary Compensation Table (on page I-11); all directors and executive officers as a group; and any person who is known by the Company to be the beneficial owner of more than five percent of the Shares. The percentages are calculated including Shares which are subject to outstanding warrants and options held by directors and officers.

                                                              NUMBER
            NAME AND ADDRESS OF BENEFICIAL OWNER             OF SHARES   PERCENT
            ------------------------------------             ---------   -------
William E. Conway, Jr.......................................  91,638(1)      *
 The Carlyle Group
 1001 Pennsylvania Avenue, N.W.
 Suite 220
 South Washington, DC 20004
Julian Davidson.............................................   4,800(2)      *
 991 Discovery Drive
 Huntsville, Alabama 35801
Anthony Grillo..............................................  14,800(3)      *
 The Blackstone Group
 345 Park Avenue
 New York, New York 10154-0191

                                                          NUMBER
          NAME AND ADDRESS OF BENEFICIAL OWNER           OF SHARES     PERCENT
          ------------------------------------           ---------     -------
Bob Marbut..............................................    33,300(4)      *
 Hearst-Argyle Television, Inc.
 200 Concord Plaza
 Suite 700
 San Antonio, Texas 78216
Elvis L. Mason.......................................... 1,415,671(5)    5.6%
 Mason Best Company
 2121 San Jacinto
 Suite 1000
 Dallas, Texas 75201
Thomas P. Stafford......................................     8,800(6)      *
 Stafford, Burke and Hecker, Inc.
 1006 Cameron Street
 Alexandria, Virginia 22314
James B. Skaggs.........................................   521,564(7)    2.1%
 Tracor, Inc.
 6500 Tracor Lane
 Austin, Texas 78725-2000
Barry G. Campbell.......................................    59,487(8)      *
 Tracor, Inc.
 1601 Research Boulevard
 Rockville, Maryland 20850
Robert K. Floyd.........................................    99,111(9)      *
 Tracor, Inc.
 6500 Tracor Lane
 Austin, Texas 78725-2000
George R. Melton........................................    91,200(10)     *
 Tracor, Inc.
 6500 Tracor Lane
 Austin, Texas 78725-2000
Terry A. Straeter.......................................   211,531(11)     *
 Tracor, Inc.
 16550 West Bernardo Drive
 San Diego, California 92127
Franklin Advisors, Inc.................................. 1,321,300(12)   5.2%
 777 Mariners Island Boulevard
 San Mateo, California 94403-7777
Mason Best Co., L.P..................................... 1,398,067(13)   5.5%
 2121 San Jacinto
 Suite 1000
 Dallas, Texas 75201
Gerald B. Unterman...................................... 2,010,374(14)   8.0%
 70 East 55th Street
 New York, New York 10022
All directors and executive officers as a group,
 including those named above............................ 2,847,671(15)  11.3%

--------
  * less than 1%.
 (1) 15,046 Shares are held by Mr. Conway and 1,800 Shares are held pursuant to stock options exercisable within 60 days. Mr. Conway owns more than 90% of the stock of Stupar Holdings Corporation, a private company which owns 74,792 Shares.
 (2) 3,000 Shares are held by Dr. Davidson; 1,800 Shares are held pursuant to stock options exercisable within 60 days.
 (3) 13,000 Shares are held by Mr. Grillo; 1,800 Shares are held pursuant to stock options exercisable within 60 days.
 (4) 31,500 Shares are held by Mr. Marbut; 1,800 Shares are held pursuant to stock options exercisable within 60 days.
 (5) 7,000 Shares are held by Mr. Mason; 1,800 Shares are held pursuant to stock options exercisable within 60 days. Mr. Mason is the President of E.L. Mason Corporation, which is the general partner of MB Partners, Ltd. ("MB Partners"), which is the general partner of the Mason Best Company, L.P. ("Mason Best"). Mason Best directly owns 1,398,067 Shares. Mr. Mason owns 50% of the general partner of Mason Best, MB Partners; however, Mr. Mason holds 100% of the voting rights in the general partner of Mason Best. In addition, Mr. Mason is the Managing Partner of Mason Best. As a result, Mr. Mason may be deemed to beneficially own 100% of the Shares held by Mason Best. MB Partners directly owns 8,804 Shares, and Mr. Mason owns 100% of E.L. Mason Corporation, which is the general partner of MB Partners, and may be deemed to beneficially own 100% of the Shares held by MB Partners.
 (6) 7,000 Shares are held by Lt. Gen. Stafford; 1,800 Shares are held pursuant to stock options exercisable within 60 days.
 (7) 47,364 Shares are held by Mr. Skaggs; 469,200 Shares are held pursuant to stock options exercisable within 60 days. In addition, 5,000 Shares are held pursuant to Series A Warrants which are convertible into Shares.
 (8) 1,887 Shares are held by Mr. Campbell; 57,600 Shares are held pursuant to stock options exercisable within 60 days.
 (9) 3,411 Shares are held by Mr. Floyd; 94,700 Shares are held pursuant to stock options exercisable within 60 days. In addition, 1,000 Shares are held pursuant to Series A Warrants which are convertible into Shares.
(10) 12,600 Shares are held by Mr. Melton; 75,600 Shares are held pursuant to stock options exercisable within 60 days. In addition, Mrs. Melton holds 3,000 Shares.
(11) 13,000 Shares are owned by Dr. Straeter; 33,200 Shares are held pursuant to stock options exercisable within 60 days. In addition, a family trust over which Dr. Straeter has control holds 163,331 Shares and 2,000 Shares are held pursuant to Series A Warrants which are convertible into Shares.
(12) Shares are beneficially owned by one or more open or closed-end investment companies or other managed accounts which are advised by direct and indirect investment advisory subsidiaries (the "Adviser Subsidiaries") of Franklin Resources, Inc. ("FRI"). Such advisory contracts grant to such Adviser Subsidiaries all investment and/or voting power over the securities owned by such advisory clients. Therefore, such Adviser Subsidiaries may be deemed to be the beneficial owner of the securities. Charles B. Johnson and Rupert H. Johnson, Jr. (the "Principal Shareholders") each own in excess of 10% of the outstanding Shares of FRI and are the principal shareholders of FRI. FRI, the Principal Shareholders, and each of the Adviser Subsidiaries disclaim any economic interest or beneficial ownership in the Shares. Franklin Advisors, Inc. has sole power to vote or to direct the vote of, and to dispose or to direct the disposition of, 1,321,300 Shares. Franklin Mutual Advisers, Inc. has sole power to vote or to direct the vote of, and to dispose or to direct the disposition of, 567,000 Shares. Franklin Management, Inc. has sole power to dispose or to direct the disposition of 4,040 Shares.
(13) See footnote 5 above.

(14) GBU, Inc. is the sole general partner of Oak Tree Partners, L.P. and GEM Convertible Securities Partners, L.P. GBU, Inc. beneficially owns 1,146,424 Shares (which are directly owned by Oak Tree Partners, L.P.)
     and 152,500 Shares are held pursuant to Series A Warrants which are convertible into Shares (which are owned by GEM Convertible Securities Partners, L.P.). Mr. Unterman is the President, majority shareholder, and a Director of GBU, Inc. He is also the President, sole shareholder, and a Director of GEM Capital Management, Inc. GEM Capital Management, Inc. is a registered investment advisor whose accounts own 71,175 Shares which Mr. Unterman may be deemed to beneficially own. Mr. Unterman is the trustee of a profit sharing plan which owns 25,900 Shares. Mr. Unterman owns 100,000 Shares; additionally 514,375 Shares are held pursuant to Series A Warrants which are convertible into Shares.
     With respect to the 1,146,424 Shares owned by Oak Tree Partners, L.P., GBU owns a 19.4% interest in that partnership and Gerald B. Unterman owns 83% of GBU, Inc. Therefore, Mr. Unterman claims beneficial ownership of only 184,597 of those Shares. With respect to the 152,500 Shares held pursuant to the Series A Warrants owned by GEM Convertible Securities Partners, L.P., GBU, Inc. owns a 1% interest in that partnership, and Mr. Unterman owns 83% of GBU, Inc. Therefore, Mr. Unterman claims beneficial ownership of only 1,266 of those Shares.
(15) Includes Shares subject to outstanding warrants and options which are exercisable within 60 days.

                            DIRECTOR'S COMPENSATION

  Outside (non-employee) directors of the Company are paid annual board retainers of $22,750, plus travel and allowances where appropriate. Attendance fees of $1,200 per meeting are also paid. Directors who also serve on a committee of the Board receive $1,050 for each committee meeting attended. Directors who are currently on the Board at the first of each year receive 1,000 shares of restricted Company Common Stock and are granted 2,000 stock options at the then current market price.

                            EXECUTIVE COMPENSATION

  The following Summary Compensation Table shows the compensation of the Company's five most highly compensated executive officers (the "Named Executive Officers"), including the Chief Executive Officer, for the three most recent fiscal years:

                          SUMMARY COMPENSATION TABLE

                          ANNUAL COMPENSATION           LONG-TERM COMPENSATION
                         ---------------------- --------------------------------------
                                                         AWARDS             PAYOUTS
                                                ------------------------- ------------
                                                RESTRICTED   SECURITIES    LONG TERM
NAME AND PRINCIPAL                                STOCK      UNDERLYING    INCENTIVE      ALL OTHER
POSITION                 YEAR  SALARY   BONUS     AWARDS   OPTIONS/SAR(2) PLAN PAYOUTS COMPENSATION(1)
------------------       ---- -------- -------- ---------- -------------- ------------ ---------------
James B. Skaggs......... 1997 $635,003 $409,140    -0-        100,000            -0-       $67,882
President & CEO          1996  577,533  490,445    -0-        100,000            -0-        39,281
                         1995  523,921  410,987    -0-        200,000            -0-        28,687
Barry G. Campbell....... 1997 $241,308 $159,417    -0-         18,000            -0-       $23,431
Vice President           1996  235,885  129,938    -0-         12,000            -0-        11,865
                         1995  209,244  105,074    -0-         20,000            -0-         9,699
Robert K. Floyd......... 1997 $258,232 $128,552    -0-         20,000            -0-       $37,238
Vice President & Chief   1996  230,568  149,446    -0-         12,000            -0-        22,585
Financial Officer        1995  216,448  126,703    -0-         20,000            -0-        17,592
George R. Melton........ 1997 $232,419 $180,945    -0-         20,000            -0-       $23,175
Vice President           1996  200,366  133,502    -0-         12,000            -0-        16,803
                         1995  166,675   88,069    -0-         18,000            -0-        10,973
Terry A. Straeter....... 1997 $254,128 $184,375    -0-         20,000            -0-       $49,933
Vice President           1996  226,900  174,177    -0-         12,000            -0-        50,605
                         1995  212,019  138,273    -0-         15,000       $243,132        24,296

--------
(1) Includes term life insurance premiums paid by the Company on behalf of each named individual.
(2)No SARs have been issued as of the dates indicated.

                     OPTION GRANTS IN FISCAL YEAR 1997(1)

  The following table sets forth certain information on option grants in fiscal 1997 to the Named Executive Officers.

                                                                      POTENTIAL REALIZABLE VALUE
                                                                      AT ASSUMED ANNUAL RATES OF
                                                                       STOCK PRICE APPRECIATION
                                                                                  FOR
                                      INDIVIDUAL GRANTS                    FULL OPTION TERM
                         -------------------------------------------- ---------------------------
                         NUMBER OF      % OF
                         SECURITIES TOTAL OPTIONS
                         UNDERLYING  GRANTED TO   EXERCISE
                          OPTIONS   EMPLOYEES IN  OR BASE  EXPIRATION
          NAME            GRANTED    FISCAL 1997   PRICE      DATE         5%            10%
          ----           ---------- ------------- -------- ---------- ------------- -------------
James B. Skaggs.........  100,000       20.91%     $22.38  02/12/2007 $1,407,465.80 $3,566,795.20
Barry G. Campbell.......   18,000        3.76%      22.38  02/12/2007    253,343.84    642,023.13
Robert K. Floyd.........   20,000        4.18%      22.38  02/12/2007    281,493.16    713,359.04
George R. Melton........   20,000        4.18%      22.38  02/12/2007    281,493.16    713,359.04
Terry A. Straeter.......   20,000        4.18%      22.38  02/12/2007    281,493.16    713,359.04

--------
(1) The per Share option exercise prices are the fair market value of the Shares on the date of the grant, and the term of each option is 10 years. 30% of each option is exercisable one year after the date of grant, an additional 30% is exercisable two years after the grant, and the remainder is exercisable three years after the grant.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

  The following table sets forth information with respect to the exercise of Company Stock Options during fiscal year 1997 and certain information with respect to unexercised Company Stock Options to the Named Executive Officers and held by them at December 31, 1997.

                                                NUMBER OF UNEXERCISED     VALUE OF UNEXERCISED
                                               OPTIONS AT FISCAL YEAR    IN-THE-MONEY OPTIONS AT
                          NUMBER OF                      END               FISCAL YEAR END(1)
                           SHARES             ------------------------- -------------------------
                          ACQUIRED    VALUE   EXERCISABLE
          NAME           ON EXERCISE REALIZED AT 12/31/97 UNEXERCISABLE EXERCISABLE UNEXERCISABLE
          ----           ----------- -------- ----------- ------------- ----------- -------------
James B. Skaggs.........   15,000    $390,000   329,200      250,000    $7,391,496   $3,187,900
Barry G. Campbell.......      -0-         -0-    40,600       34,400       816,110      402,740
Robert K. Floyd.........      -0-         -0-    77,100       36,400     1,900,105      418,740
George R. Melton........    3,000      69,750    62,600       35,600     1,578,670      404,836
Terry A. Straeter.......      -0-         -0-    17,600       34,400       298,370      383,980

--------
(1) The last sale price of the Shares on December 31, 1997, was $30.38 per Share.

                             EMPLOYMENT AGREEMENTS

  Effective as of November 22, 1996, the Company entered into employment agreements with certain of its officers who had not previously entered into employment agreements with the Company and, further, entered into amended and restated employment agreements with certain of its officers who had previously entered into employment agreements with the Company. Each of the Named Executive Officers has executed employment agreements with the Company. All of the agreements provide for a termination date of December 31, 1999, or the first day of the year following the year in which the officer reaches his/her 65th birthday. The agreements also provide for automatic renewals unless terminated earlier by the officer or the Board.

  Among other things, the employment agreements assure the continuation of each such officer's base salary as of such date and his/her continued participation in the Company incentive and other welfare and benefit plans, as well as continuation of his/her then current level of job position and responsibilities, failing which such officer may terminate his/her employment with the Company and receive, as termination pay, stipulated amounts equal to up to two times such officer's base salary then in effect and other benefits. Under each employment agreement, the Company has the right to terminate an officer for cause, under which circumstances the officer would not be entitled to termination pay. Each agreement provides that upon termination the officer will not compete with the Company for a period of six months after the date of termination nor will the officer divulge confidential information or trade secrets to third parties.

                        DEFINED BENEFIT RETIREMENT PLAN

  The Company has a Defined Benefit Retirement Plan (the "Retirement Plan") which provides retirement benefits for its employees and employees of participating affiliates. The Retirement Plan has three benefit formulas as described below for the Company, Vitro Corporation ("Vitro"), and GDE Systems, Inc. ("GDE") employees. Employees covered under the Company formula become vested in the Retirement Plan upon the completion of five years of vesting service. Monthly benefits, payable at normal retirement age, are based upon an amount equal to one percent of final "average monthly compensation" up to "covered compensation" plus one and one-half percent of final average monthly compensation in excess of covered compensation, multiplied by the years of credited service with the Company, less one year. Average monthly compensation is defined as the average monthly compensation actually paid, including bonuses and overtime pay for the five highest successive calendar years. Covered compensation is defined as the average of the maximum wages subject to social security taxes for the 35 years ending in the calendar year before the employee reached Social Security retirement age. Credited service is the period of the employee's total employment with the Company. The monthly benefits are not subject to deductions for Social Security or other offset amounts.

  Employees covered under the Vitro formula are provided monthly benefits, payable at normal retirement age, which are based on the amount equal to one and one-tenth percent of average annual compensation up to covered compensation plus one and three-quarters percent of average annual compensation in excess of covered compensation, multiplied by the years of credited service. Average annual compensation means the average of annual earnings during the employee's five consecutive highest paid years with Vitro. Credited service generally means all the employee's years of service with Vitro. The monthly benefits are not subject to deductions for Social Security or other offset amounts.

  Employees covered under the GDE formula are provided monthly benefits, payable at normal retirement age, which are based on the amount equal to approximately one and three-tenths percent of average annual compensation, multiplied by the years of credited service. Average annual compensation means the average of annual earnings during the employee's five consecutive highest paid years with GDE. Credited service generally means all the employee's years of service with GDE. The monthly benefits are not subject to deductions for Social Security or other amounts.

  The following tables show the estimated annual benefits payable upon retirement to persons in specified remuneration and years of service classifications who would retire in 1998 at age 65. The amounts shown in the tables were determined as normal retirement benefits at December 31, 1997, and were based on pay limited by Section 401(a)(17) of the Internal Revenue Code (the "Code"). Benefits are limited by Section 415 of the Code without regard to combined plan limitations.

                        RETIREMENT PLAN ANNUAL BENEFITS

                                 TRACOR, INC.

                                                YEARS OF SERVICE
          FINAL AVERAGE ANNUAL      -----------------------------------------
              COMPENSATION            15      20      25       30       35
          --------------------      ------- ------- ------- -------- --------
     $  100,000.................... $18,949 $25,716 $32,484 $ 39,251 $ 46,018
     $  125,000....................  24,199  32,841  41,484   50,126   58,768
     $  150,000....................  29,449  39,966  50,484   61,001   71,518
     $  175,000....................  33,824  46,230  58,634   71,040   83,444
     $  200,000....................  37,574  51,854  66,134   80,414   94,694
     $  225,000....................  41,234  57,480  73,634   89,790  105,944
     $  250,000....................  42,950  59,918  76,886   93,854  110,822
     $  300,000....................  42,950  59,918  76,886   93,854  110,822
     $  350,000....................  42,950  59,918  76,886   93,854  110,822
     $  400,000....................  42,950  59,918  76,886   93,854  110,822
     $  450,000....................  42,950  59,918  76,886   93,854  110,822
     $  500,000....................  42,950  59,918  76,886   93,854  110,822
     $1,252,972(1).................  42,950  59,918  76,886   93,854  110,822

                     TRACOR SYSTEMS TECHNOLOGIES, INC.(2)

                                                YEARS OF SERVICE
          FINAL AVERAGE ANNUAL      -----------------------------------------
              COMPENSATION            15      20      25       30       35
          --------------------      ------- ------- ------- -------- --------
     $100,000...................... $23,393 $31,191 $38,988 $ 46,786 $ 54,583
     $125,000......................  29,955  39,940  49,926   59,911   69,896
     $150,000......................  36,518  48,690  60,863   73,036   85,208
     $175,000......................  42,070  56,448  70,826   85,204   99,582
     $200,000......................  46,882  63,448  80,013   96,579  113,145
     $225,000......................  53,695  70,448  89,201  107,954  125,000
     $250,000......................  53,781  73,483  93,185  112,886  125,000
     $300,000......................  53,781  73,483  93,185  112,886  125,000
     $350,000......................  53,781  73,483  93,185  112,886  125,000
     $400,000......................  53,781  73,483  93,185  112,886  125,000
     $480,870(1)...................  53,781  73,483  93,185  112,886  125,000

                               GDE SYSTEMS, INC.

                                                YEARS OF SERVICE
          FINAL AVERAGE ANNUAL      -----------------------------------------
              COMPENSATION            15      20      25       30       35
          --------------------      ------- ------- ------- -------- --------
     $100,000...................... $20,000 $26,667 $33,333 $ 40,000 $ 46,667
     $125,000......................  25,000  33,333  41,667   50,000   58,333
     $150,000......................  30,000  40,000  50,000   60,000   70,000
     $175,000......................  34,200  45,866  57,533   69,200   80,866
     $200,000......................  37,866  51,200  64,533   77,866   91,199
     $225,000......................  41,533  56,533  71,533   86,533  101,533
     $250,000......................  43,123  58,845  74,568   90,291  106,013
     $300,000......................  43,123  58,845  74,568   90,291  106,013
     $350,000......................  43,123  58,845  74,568   90,291  106,013
     $400,000......................  43,123  58,845  74,568   90,291  106,013
     $450,000......................  43,123  58,845  74,568   90,291  106,013
     $526,204(1)...................  43,123  58,845  74,568   90,291  106,013

--------
(1) Represents 120% of covered compensation for the most highly compensated individual who would be entitled to benefits under this particular plan.
(2) Employees of Tracor Systems Technologies, Inc. and Tracor Services Corporation whose credited service begins on or after January 1, 1996, are covered under the Company benefit formula. Benefits based on pay over $160,000 are limited with a minimum benefit, as of December 31, 1993, under prior pay plan.

  As of December 31, 1997, the persons named in the Summary Compensation Table were credited with the following years of service under the Retirement Plan:
Mr. Skaggs, 7.8; Mr. Campbell, 27.6; Mr. Floyd, 7.6; Mr. Melton, 7.8; and Dr. Straeter, 17.8.

                 NON-QUALIFIED SUPPLEMENTAL RETIREMENT PROGRAM

  During 1993, the Company established a Non-Qualified Supplemental Retirement Program for certain of its officers, which was amended and restated effective as of January 30, 1997 (the "Program"). The Program provides that upon normal retirement or termination not for cause, Company officers covered by the Program will receive a monthly income of up to 50% of his/her average compensation for the 36 months immediately prior to the date of retirement or termination, less the amount of retirement benefits which the officer would otherwise be entitled to under the Retirement Plan. The actual amount the participant would be entitled to receive is determined by the participant's total number of years of service to the Company after December 21, 1991. The Program further provides that upon the death of the participant, his or her spouse would also be entitled to receive a monthly income equal to one-half of the benefit which would otherwise be payable to the officer. Currently, Messrs. Skaggs, Floyd, and Melton are participants in the Program. The Program additionally provides that if any of the participants are terminated without cause, they shall become immediately 100% vested in the Program, and in the case of Messrs. Skaggs and Floyd, they may elect to receive the benefits payable to them under the Program in a lump sum. Assuming the individuals remain in the employ of the Company until their normal retirement age, each of the following executives will receive an annuity, as described above, which, on an actuarial basis, is equal to the following annual payments: Mr. Skaggs, $490,480; Mr. Floyd, $176,384; and Mr. Melton, $233,496.

  Dr. Straeter is eligible to receive benefits from the GDE Systems, Inc. Supplemental Retirement Plan. This plan is designed to replace any pension benefit lost to Dr. Straeter if his final average covered compensation is in excess of the limitations for eligible compensation contained in Sections 415 or 401(a)(17) of the Code. Assuming Dr. Straeter remains employed by the Company until his normal retirement age, he will receive an annuity with an estimated annual payment of $150,540.

  Mr. Campbell is eligible to receive benefits from the Tracor Benefit Restoration Plan. This plan, adopted October 1, 1996, is designed to replace any pension benefit lost to Mr. Campbell if his final average monthly covered compensation is in excess of the limitations for eligible compensation contained in Sections 415 or 401(a)(17) of the Code. Assuming Mr. Campbell remains with the Company until his normal retirement age, he will receive an estimated lump sum payment of $1,615,485.

  Effective December 1, 1996, the Company adopted the Tracor Deferred Compensation Plan designed primarily to replace 401(k) Plan benefits lost due to the Code limitations on employee deferrals and covered compensation used to determine benefits from the qualified Tracor, Inc. 401(k) Plan. For 1997, matching contributions were credited in the amount of $13,287 to Mr. Skaggs; $5,043 to Mr. Campbell; $3,427 to Mr. Floyd; and $5,262 to Mr. Melton.

  On March 13, 1998, the Company entered into Amended and Restated Non-qualified Supplemental Retirement Benefit Plans ("RBPs") with the following individuals: James B. Skaggs, Robert K. Floyd, Russell E. Painton, John M. Rock III, Roger W. Sadler, George R. Melton and K. Bruce Hamilton. The RBPs provide the Company will, in consideration of services previously rendered and to be rendered, pay to the named individuals and their respective spouses a Supplemental Retirement Benefit (the "Benefit") upon certain conditions. The Benefit under the RBPs is equal to (i) 50% of the average monthly eligible earnings (including compensation, deferred amounts, commissions and contributions to deferred compensation plans) from the Company for the 36 months immediately preceding the individual's termination of employment, less (ii) the amount of monthly retirement income then payable to such individual under the Tracor Retirement Plan as a single life annuity. This amount is then multiplied by the "vested percentage" for such individual (equal to 20% per year for each year of full time employment subsequent to December 21, 1991), which is then multiplied by a fraction determined utilizing years of credited service. In the event of a merger or consolidation of the Company with any other corporation, or in the event of the sale of all or substantially all the assets of the Company, the successor entity will be required by the Company to assume all obligations of the Company under the RBPs. In addition, in any such event Messrs. Skaggs and Floyd may elect to receive their respective Benefits in a lump sum.

                  COMPENSATION/STOCK OPTION COMMITTEE REPORT

  Executive Compensation Principles. The Company's Executive Compensation Program is based on guiding principles designed to align executive compensation with Company values and objectives, business strategies, management initiatives, and business financial performance. In applying these principles, the Compensation/Stock Option Committee (the "Committee") has established a program to:

    a. attract and retain key executives critical to the long-term success of the Company and each of its business groups;

    b. reward executives for long-term strategic management and enhancement of shareholder values;

    c. integrate compensation programs with both the Company's annual and long-term strategic planning and measuring processes; and

    d. support a performance-oriented environment that rewards performance not only with respect to Company goals but also Company performance as compared to that of industry performance levels.

  Executive Compensation Program. The total compensation program consists of both cash and equity-based compensation. The annual compensation consists of a base salary and an annual incentive. The Committee determines the level of salary for executive officers. Actual salary changes are based upon performance and upon national industry salary surveys in related industries, depending on the areas in which the particular executive is employed, and supplemented by other surveys which are used to enhance the analysis. These surveys covered essentially the same companies that are included in the graph comparing the cumulative total returns of the Company, set forth below. The salary levels are targeted to the median of such surveys, with variations based upon the experience of each officer and the complexity of his/her particular responsibilities. In considering the salary increases from 1997 to 1998, the Committee also evaluated each executive's performance in several areas, including increases in sales and revenue from the preceding year, increases in profits in the executive's area of responsibility, and the success of his/her budgetary controls. No increases were required, or given, pursuant to the terms of any employment agreements.

  Incentive Compensation Program. Effective December 1991, the Company adopted a performance incentive plan under which executive officers and other high-level employees may receive compensation based on the achievement of individual and Company objectives. Eligible participants include officers and other key employees of the Company who are in a position to make substantial contributions to the management, growth, and success of the Company. Payment of an award is contingent upon the achievement of specified levels of earnings, bookings, revenue, and cash generation of the Company or the employee's unit ("performance goals") each year based upon the annual operating plan of the Company. A smaller portion of each person's incentive payment is based on individual and organizational goals such as increases in efficiency of the executive's area of responsibility, adherence to budgetary plans, and implementation of new operating procedures and programs. At the close of each fiscal year, the performance of the operating unit in which the employee participates is reviewed against the performance goals, division objectives are evaluated, and awards are issued. In the event the performance goals are not achieved, the awards are reduced or eliminated entirely. If performance goals are exceeded, the amount of an award may be increased. In reviewing the performance of the named executives for 1997, the Committee determined each individual and the Company exceeded most of their respective goals for the year. Executive officers as a group were awarded payments totaling $1,736,257.11 and all employees as a group received payments totaling $7,657,956.91 under this plan in 1997.

  Stock Plan. The Company adopted, in December 1991, the Stock Plan for Employees of Tracor, Inc. and its Subsidiaries (the "1991 Plan"). In April 1995, the Company adopted the 1995 Stock Plan for Employees of Tracor, Inc. and its Subsidiaries (the "1995 Plan" or, collectively, the "Stock Plans") pursuant to which options to purchase Company Common Stock of the Company, stock appreciation rights ("SARs") (rights, granted in tandem with an option (or alone), to receive cash payments equal to any appreciation in value of the shares subject to option from the date of the option grant to the date of exercise in lieu of the exercise of an option), and/or shares of restricted stock may be granted to officers and other key employees of the Company and its subsidiaries. The plans are administered by the Committee which has authority to determine the individuals to whom and the terms pursuant to which grants shall be made. Per share option prices are not less than the fair market value of the Company's Common Stock on the date of the option grant, and the term of the options cannot exceed 10 years. The two plans are identical in all material respects, except that outside directors participate in the 1995 Plan.

  Under the Stock Plans, the Committee grants stock options, restricted shares, and/or SARs based upon its review of surveys and publicly available information relating to the amount and type of awards granted to executives in the aerospace and defense industry, as well as its review of each executive's performance, evaluated as described above. Through the award of options, the objective of aligning executive officers' long-range interests with those of the shareholders are met by providing the executive officers with the opportunity to build a meaningful stake in the Company.

  Officer Compensation. The Committee met for the purpose of evaluating the performance of the Company's CEO. In accordance with the Company's Executive Compensation program, the Committee evaluated Mr. Skaggs' performance for the year based on both objectively evaluated quantitative criteria and on subjectively evaluated qualitative criteria. Mr. Skaggs' base salary and total compensation were also evaluated with respect to similar positions in the industry using a number of compensation surveys. The goal of the Committee was to determine whether an increase in his base salary was merited, and, if so, how much of an increase should be recommended to the Board. The Committee additionally determined the amount of incentive compensation and stock options to recommend that the Board should award to Mr. Skaggs.

  Quantitative and Qualitative Goals. At the beginning of each fiscal year, the Board establishes quantitative and qualitative goals or "targets" for the CEO of the Company. Results are evaluated at the end of the fiscal year.

  For 1997, the Committee evaluated the results of three quantitative criteria. They were:

                                                TARGET        ACTUAL      % OF
                                             (IN MILLIONS) (IN MILLIONS) TARGET
                                             ------------- ------------- ------
      Earnings(1)...........................   $   99.00     $  101.91   102.9%
      Net Cash Activity.....................   $   60.00     $   47.69    79.5%
      Bookings..............................   $1,370.00     $1,505.79   109.9%

--------
(1) Before interest, income taxes, and extraordinary item.

  In addition, the Committee subjectively evaluated the results of qualitative criteria. They include:

    a. return on shareholders' equity;

    b. share price increase;

    c. shareholders' equity increase;

    d. achievement of strategic business goals;

    e. the conduct of business operations;

    f. board communication; and

    g. quality of management team.

  Base Salary and Annual Incentive Compensation. Based upon its review of Mr. Skaggs' overall 1997 performance for base salary and annual incentive purposes, the Committee determined that, overall, Mr. Skaggs exceeded most quantitative and qualitative target measures. The Committee also considered the Company's 1997 performance improvements over 1996 in determining the base salary increase. These improvements included a 17% increase in sales; a 15% increase in earnings before interest, income taxes, and extraordinary items (and also excluding a nonrecurring gain in 1996); a 29% increase in income before extraordinary item (and also excluding a nonrecurring gain in 1996); a 23% increase in firm backlog; a 20% increase in total backlog; and a 40% increase in bookings. As a result, the Committee recommended that Mr. Skaggs should receive a base salary increase of approximately 10%, effective for the 1998 year.

  Mr. Skaggs' annual incentive compensation for 1997 was calculated using a mathematical equation which took into account quantitative performance results related to earnings, net cash, and bookings plus the achievement of qualitative goals as evaluated by the Committee. Using the mathematical equation and the evaluated incentive results described above, Mr. Skaggs' recommended annual incentive bonus is 66.8% of his 1997 base salary.

  Stock Option Grants. The stock option grants made to Mr. Skaggs under the Company's Stock Plan were determined using the criteria described under the Stock Plan referenced previously. Option grants received by Mr. Skaggs in fiscal year 1997 are noted under the Executive Compensation section showing the five most highly compensated officers.

                                          Compensation/Stock Option Committee

                                          Julian Davidson, Chairman
                                          Bob Marbut
                                          Elvis L. Mason

                   COMPARISON OF CUMULATIVE TOTAL RETURN(1)
                     AMONG THE NASDAQ STOCK MARKET INDEX,
            DOW JONES DEFENSE AND AEROSPACE INDEX, AND TRACOR, INC.

  Set forth below is a line graph comparing the cumulative total shareholder return on the Shares, based on the market price of the Shares and assuming reinvestment of dividends, with the cumulative total return of companies on the Nasdaq Stock Market Index and the Dow Jones Defense & Aerospace Index.

                           CUMULATIVE TOTAL RETURNS



 [LINE GRAPH DEPICTING COMPARISON OF CUMULATIVE TOTAL RETURN AMONG THE NASDAQ
  STOCK MARKET INDEX, DOW JONES DEFENSE AND AEROSPACE INDEX, AND TRACOR, INC.
                                 APPEARS HERE]

     ... NASDAQ STOCK MARKET  -- TRACOR, INC.  - - - DJ DEFENSE & AEROSPACE

  -----------------------------------------------------------------------------
  /1Assumes/$100.00 invested on December 31, 1992, in the Nasdaq Stock
    Market Index, Dow Jones Defense & Aerospace Index, and Tracor, Inc.

         COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT

  Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers and directors and persons who own more than 10% of a registered class of the Company's equity securities to file reports of ownership and changes in ownership with the Commission. Officers, directors, and greater than 10% shareholders are required by Commission regulation to furnish the Company with copies of all Section 16(a) forms they file.

  Based solely on its review of the copies of such forms received by the Company, or written representations from certain reporting persons that no Form 5s were required for those persons, the Company believes that during the fiscal year ended December 31, 1997, its officers and directors complied with all applicable Section 16(a) filing requirements.